



DAKOTA GROWERS

TWO THOUSAND EIGHT • ANNUAL REPORT

2008 Financial Highlights
(In Thousands, Except Per Share Data)

	2008	2007	DOLLAR CHANGE	PERCENTAGE CHANGE
Net Revenues	$280,199	$191,062	$89,137	46.7% ↑
Net Income	$9,291	$6,608	$2,683	40.6% ↑
Earnings per Common Share	$0.88	$0.52	$0.36	69.2% ↑



$144,679
$155,619
$171,509
$191,062
$280,199
2004
2005
2006
2007
2008

NET REVENUES
(In Thousands)



$336
$2,513
$4,373
$6,608
$9,291
2004
2005
2006
2007
2008

NET INCOME
(In Thousands)



$0.03
$0.19
$0.30
$0.52
$0.88
2004
2005
2006
2007
2008

EARNINGS PER COMMON SHARE
(Basic)

Table Of Contents

Letter To Our Shareholders

Fiscal 2008 was a monumental year for Dakota Growers as the company again achieved record results for the third consecutive year. We achieved record operating results amid a market environment challenged with unprecedented high durum costs and lagging price adjustments. Highlights for fiscal 2008 include:

- Record net revenues of $280.2 million, up 46.7% over 2007.
- Net income grew 40.6% to $9.3 million, compared to $6.6 million in 2007.
- Net earnings increased to 88 cents per basic common share, a 69% increase compared to 52 cents per basic common share in 2007.
- Operating income up 28.2% over 2007 at $16 million.
- Pasta revenues grew 40% to $246 million, compared to $176 million in 2007.
- Mill revenues more than doubled to $34 million, compared to $15 million in 2007.

Our record growth in pasta revenue for fiscal 2008 was attributed primarily to higher pasta selling prices associated with the pass through of higher durum costs. Retail and foodservice revenues for fiscal 2008 were up 27% and 25% respectively, while both market channels experienced volume declines of 6%. Ingredient revenues, however, increased 96% in fiscal 2008 with volume growth of 25%.

Most of our ingredient volume growth was within our existing customer base which can be attributed to organic growth within the retail dry, frozen and refrigerated dinner category and home pasta deliveries. With the current economic downturn, we believe the dinner category will continue to outpace the dry retail and foodservice categories as consumers choose to eat out less and look for convenient meal solutions.

To take advantage of increased consumer demand for retail dry dinners, we made the strategic decision to install a retail dinner line in our New Hope facility that has the capability to insert up to two sauce pouches in one retail carton. The $750,000 project was completed in the second quarter of fiscal 2008 and quickly achieved full utilization.

Cost of goods sold was up 49% in fiscal 2008 which was attributed primarily to higher durum costs. There is no question that durum supply was a major concern for the company in fiscal 2008 as export demand exhausted US stocks and drove up prices to unprecedented levels. We were fortunate to secure an adequate supply to satisfy our 2008 grind requirements, which was accomplished through a procurement strategy utilizing both our Farm Direct Program and deferred contracts.

The real downside of an over inflated durum market, as experienced in 2008, is that a number of pasta end users have the ability to switch to spring wheat flour to reduce cost. This was the case in 2008 when durum prices exceeded the normal spread to spring wheat and several of our customers chose to switch their raw material from durum semolina to spring wheat flour. In response to customer requests, we made a strategic decision to convert one of our three durum milling units to a swing mill that has the capability to grind either durum semolina or spring wheat flour. The $900,000 mill conversion was completed in September 2008 and has been put to good use as we now have demand for spring wheat products that represent more than 50 percent of the converted mill's capacity. From a procurement standpoint, spring wheat fits our business model very well as all of our milling needs can be sourced locally.

Dreamfields is well positioned for future growth in the healthy pasta category as health and wellness continue to be top of mind in the media, on supermarket shelves and with consumers. We were pleased with our repositioning of Dreamfields as a low glycemic pasta alternative for people with diabetes and health conscious consumers, which led to an 11% unit sales increase over last year. The Dreamfields brand now has a 59% ACV (All Commodity Volume). To further promote and build awareness among 81 million Americans with diabetes and prediabetes we formed a Dreamfields Advisory Board, which includes registered dieticians, certified diabetes educators and a chef who lives with diabetes. The advisory board is another voice communicating Dreamfields unique health promoting benefits. One in four households in America have someone living with diabetes or prediabetes and these consumers are looking for and buying foods that help them manage blood sugar.

Great tasting Dreamfields pasta, high in fiber, low in digestible carbohydrates, is not only the perfect choice for our target audience, but it's good for the whole family.



Dakota Growers Market Channel Revenues (In Millions)
Retail
Foodservice
Ingredient
$120
100
80
60
40
20
$81.8
$86.3
$109.3
$49.8
$54.1
$67.9
$28.2
$35.3
$69.1
2006
2007
2008



After 11 years of investing in agronomy research we have begun to see good results in our efforts to develop varieties that can compete with spring wheat in yield and disease resistance. Our *Grand D'oro* variety was again the backbone of our Farm Direct production contracts delivered in 2008. We were very pleased with its performance from both a quality and yield standpoint. Most of the contracted acres seeded with *Grand D'oro* met or exceeded contract grade requirements, which had a positive impact on our durum procurement in fiscal 2008. Over the past year we have released two new varieties, *DG Star* and *DG Max*, both of which exhibit excellent grain yield and test weight while maintaining very good scab tolerance and gluten quality. We are optimistic these two new varieties will be the answer to increasing durum acres in the region once called the durum triangle, which would benefit the Company by reducing freight cost to the Carrington milling facility.

In summary, we are very pleased to be able to report these excellent financial results to you, the shareholders. Dakota Growers Pasta Company has continued to grow stronger as a player in the dry pasta industry, and our strategic opportunities have become more attractive as time has passed. We are continuing to seek out the best method possible to provide liquidity to our shareholders, without compromising the realization of full and true value.



Jack Dalrymple

Jack Dalrymple

Chairman of the Board



Timothy J. Dodd

Timothy J. Dodd

President and CEO

Americans are tightening up their belts

both financially and in the quest to achieve better health. They are reevaluating where they shop and what they are shopping for more than ever, while keeping their lifestyle in balance. Age specific events, culture and economics influence shopping behavior and have shaped new opportunities for Dakota Growers and the pasta products that we market. Dreamfields offers unique health attributes especially important to Baby Boomers, while our foodservice and ingredient business has enjoyed growth through convenience-driven solutions that target busy families and on-the-go young shoppers.

Gen Y (Millennials or Echo Boomers)
Ages 27 and younger (75 million)
Multi-taskers - Don't do structured meals

Gen Y is looked at as the "More" generation. Typically children of Baby Boomers, Gen Y can get what they want, when they want it and are impulsive in their decisions.



- "Generation Dining Out" – they treat restaurants as their kitchens.
- On-the-go snackers 24/7, ultimate audience for the "fourth meal" marketing.
- Most ethnically diverse group yet in America.
- Individual tastes are important and they are adventurous to try new things.
- Intimate with the digital world. Very active in social networking sites.
- Typically not a coupon clipper, the biggest user of paperless coupons linked to loyalty cards and cell phones.
- Local products are important, they like to develop a relationship with a brand.

Gen X
Ages 28-43 (50 million)
Values center on work and family
Often dine with family
Casually comfortable



Gen X is focused on building their careers and raising their families. Finding the right balance between the two is crucial.

- They are raising kids and look for restaurants that welcome children.
- Casual dining, casual atmosphere. This generation is the reason for 'Jeans Friday' and casual business attire.
- Lean towards comfort or retro food choices.
- Kids play a greater role in their decision making process: organic, clean labels, convenience and taste.



Baby Boomers
Ages 44-62 (80 million)
Highest disposable income
Want to be pampered
-Traditionalists

The "Me" generation, Baby Boomers represent a time when women began entering the workforce. America prospered as they grew up, home ownership increased and homes filled with radios and televisions. Now they are a "Sandwich Generation" often caring for their parents while still raising children.

- They spend more money at restaurants than any other group, but dine out less often.
- They are traditionalists and enjoy the full dining experience from cocktails to desert and more likely to patronize fine dining.
- They like updated traditions: think comfort food made healthier to address their dietary/ disease concerns.
- They have taken the lead in living a green lifestyle.
- They approach life as "being well".

Diversity / Convenient Nutrition

At Dakota Growers, we have achieved greater diversity in our business mix among retail, foodservice and ingredient segments. We are also adapting to changing consumer behaviors, while maintaining quality and flexibility to provide several better-for-you products and a wide array of pasta cuts and package sizes. We have helped to create convenience based pasta solutions and continue to grow our Dreamfields brand in the growing health and wellness category.

The consumer's food dollar is evenly split between cooking at home and dining out. Our business mix reflects the range of where people are eating between restaurants, pre-packaged meals and making their own pasta dinners at home.

85% of households buy dry pasta. Purchase frequency is 6.6 times per year.



Home delivery of hot, fresh pasta exploded this year when the largest pizza chain in America launched a new concept that delivers pasta entrees family style right to your door. Other types of restaurant operators are now offering more pasta on the menu to keep portion costs low while providing a food that is enjoyed by Americans of all ages. Dakota Growers is well poised to be a part of this trend and provide convenient pasta solutions with our variety of more than 100 pasta shapes, formula options and industry partnerships.

To help win the war on childhood obesity and meet the Congressional mandate of higher nutritional standards, schools throughout the United States have introduced healthier food products into school lunches. Dreamfields is a solution for many schools because it is high in fiber and has the superior taste that kids love. Several school districts from New England to Florida are balancing their budget and nutritional needs by serving Dreamfields Pasta, which helps meet nutritional requirements and minimize food and financial waste.

In an effort to provide healthier foods that kids enjoy, Nickelodeon Universe® at the Mall of America® selected Dreamfields as the official pasta served at the "Eats" Marketplace. This is a venue to showcase Dreamfields to 13 million visitors who come to the park each year. Kids are bowled over with the extra creamy Dreamfields macaroni and cheese while parents can enjoy seasonal pasta dishes.



NICKELODEON
UNIVERSE
MALL OF AMERICA
PENNE RIGATE
LASAGNA
LINGUINE



Whole grain pasta is carving out its place on restaurant menus and supermarket shelves. Over the last year, our foodservice sales of whole grain pasta grew over 16%. Many restaurants offer their diners the choice to substitute whole grain pasta for any pasta entrée on the menu. Restaurants choose to serve Dakota Growers whole grain because of a more pleasing texture in whole grain pasta that maintains its fresh flavor for a longer period of time. This is achieved through our unique milling process. For some of our retail partners, the whole grain varieties are selling at a remarkable rate of 60% of their traditional pasta counterparts.

Of the top 25 national chain accounts that menu pasta, Dakota Growers is the pasta they choose to serve.

Functional Food Boom

Across all business segments, better-for-you options offer double-digit growth opportunities as consumers of all ages are seeking better lifestyle choices. Information Resources Inc. projects that in 2008, the top health and wellness foods and beverages will account for $112 billion in sales as consumers are focused on dietary changes that prevent obesity and disease. These changes reach across all demographic groups and often results in strong shopper loyalty.

The better-for-you pasta category reached $185 million in annual supermarket sales, according to Nielsen, and is driving consumption growth 25% in unit sales as compared to the traditional pasta sales, which slipped nearly 2% in unit sales.

Preventive Care


Weight Management $45 Billion
Obesity, Cancer, Heart Disease, Diabetes
Natural Solutions $32 Billion
Functionally Enhanced Solutions $35 Billion

2008 projected sales of $112 Billion across 165 food and beverage categories.

Information Resources Inc. 2008

Consumers have a much better understanding of relationships between certain foods and the impact they may have on their health. Over half (53%) of American households have a member eating to manage a specific condition, according to Mintel.


61% weight
36% cholesterol
22% blood sugar
18% high blood pressure
14% diabetes

55% of consumers are concerned about the amount of carbs consumed; 52% are concerned with the type of carbs consumed.

International Food Information Council

Dreamfields continues to experience positive unit growth. We have increased our presence onto more retailer shelves and continue to build a very loyal consumer base. Once we gain consumer trial, we have over 55% repeat purchase due to excellent taste and unique health promoting benefits.



We recently put together an advisory board for Dreamfields made up of registered dieticians, certified diabetes educators and a chef who focuses on healthy menus. This group has guided us in strengthening our message and added more credibility to our brand and our claims as we talk to diabetes audiences on how Dreamfields may be part of a healthier lifestyle.



The Road Ahead

In this transforming economy, we're pleased to produce a resilient food like pasta, which is able to weather the storm during tough economic times. Pasta is economical and can help stretch the food dollar at home or provide restaurant patrons a delicious, fresh value meal. Pasta is trendy and has upscale appeal. It is also versatile serving as a comfort food in classic dishes like macaroni and cheese or spaghetti and meatballs. Pasta is convenient, making a meal by using ingredients on hand. And for many of our loyal consumers, Dreamfields has brought pasta back into their life, especially if they are living with diabetes. It is hard to imagine life without pasta!

FORWARD-LOOKING STATEMENTS

Certain information included throughout this annual report and other Company reports, SEC filings, statements and presentations is forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements concerning the Company's anticipated operating results, financial resources, changes in revenues and costs, growth and expansion, and research and development programs. Such forward-looking information involves important risks and uncertainties that could significantly affect actual results and cause them to differ materially from expectations, expressed herein and in other Company reports, SEC filings, statements and presentations. Such risks include, but are not limited to: a) consumer trends, b) the competitive environment in the semolina and pasta industries, c) pasta, semolina and by-product prices, d) durum wheat and other input costs, e) product concentration, f) product liability and g) government regulation and trade policies.

TABLE OF CONTENTS

MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

There is no established public trading market for the Company's Common Stock or Preferred Stock. As of October 20, 2008 there were 1,249 holders of the Company's Common Stock.

Ownership of shares of Common Stock may be transferred subject only to the requirements of the applicable securities laws. Holders of Series D Delivery Preferred Stock have a delivery right, but not a delivery obligation, to sell durum to the Company. The Company must approve all transfers of shares of Series D Delivery Preferred Stock.

Variable Investment Advisers, Inc. (VIA) has established an Alternative Trading System (ATS) to facilitate trading of the Company's Common Stock. We do not implicitly or explicitly endorse VIA or their web site, and we are not responsible for products and services that VIA provides. We do not stand behind VIA or receive any fees from them in connection with the services offered on their web site. A link to the web site of VIA is available through the "Investors" portion of the Company's website at www.dakotagrowers.com. VIA has been instructed by the Company to suspend trading on the ATS until further notice as the Company considers strategic alternatives.

Trading volumes of the Company's Common Stock have been minimal to date and trading on the ATS remains suspended.

On February 9, 2007 the Company entered into a Stock Purchase Agreement ("Agreement") with MVC Capital, Inc. ("MVC") and La Bella Holdings, LLC ("LBH"). On May 10, 2007, the Company completed the transactions pursuant to the Agreement, in which MVC acquired 1,000,000 shares of Series F Convertible Preferred Stock and LBH acquired 1,000,000 shares of common stock for a price of $10 per share. The proceeds from the sale of shares to MVC and LBH were used to fund, in part, a repurchase of 3,917,519 shares of common stock at $10 per share from the Company's stockholders (other than MVC and LBH) pursuant to a tender offer made to stockholders. The Company completed the purchase of shares pursuant to the tender offer in May 2007. Based on the manner of sale and representations of MVC and LBH in the Stock Purchase Agreement, including a representation by each as to its status as an accredited investor within the meaning of Rule 501 of Regulation D, the Company believes that the issuance of securities to MVC Capital, Inc. and La Bella Holdings, LLC were private placements not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Regulation D thereof. The Company therefore believes the offer and sale of the shares to MVC and LBH were exempt from the registration requirements of the Securities Act.

During April 2007, two of the Company's employees exercised options for the purchase of 5,550 shares of the Company's common stock. The aggregate consideration received by the Company for the issuance of those shares was $22,200. The shares were issued in private placement transactions exempt from the registration requirements of the Securities Act, pursuant to Section 4(2) of the Securities Act.

On December 20, 2007, the Company's Board of Directors authorized the payment of non-periodic dividends of 1 cent per share on its Series D Delivery Preferred Stock, 16 cents per share on its Common Stock and 16 cents per share on its Series F Convertible Preferred Stock, payable on January 15, 2008 to shareholders of record as of December 31, 2007.

On December 14, 2006, the Company's Board of Directors authorized the payment of non-periodic dividends of 1 cent per share on its Series D Delivery Preferred Stock and 14 cents per share on its Common Stock, payable on January 3, 2007 to shareholders of record as of December 20, 2006.

SELECTED FINANCIAL DATA

(In Thousands, Except Per Share Data and Ratios)

The selected financial data presented below for the fiscal years ended July 31, 2004 through 2008 has been derived from the audited consolidated financial statements of the Company.

Effective May 1, 2005, the Company began to include DNA Dreamfields Company, LLC in its consolidated financial statements. The financial statements for prior fiscal years have not been restated and therefore do not include consolidated data pertaining to DNA Dreamfields. The Company has included consolidated amounts for DNA Dreamfields in the income statement for the years ending July 31, 2008, 2007, 2006 and 2005. See Note 2 of the consolidated financial statements for additional information.

The selected financial data set forth in this section should be read in conjunction with the Company's consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

	Fiscal year ended July 31				
	2008	2007	2006	2005	2004
INCOME STATEMENT DATA					
Net revenues	**$ 280,199**	$ 191,062	$ 171,509	$ 155,619	$ 144,679
Cost of goods sold	**246,709**	165,575	148,904	136,179	132,245
Gross profit	**33,490**	25,487	22,605	19,440	12,434
Marketing, general and administrative expenses	**17,450**	12,973	14,190	16,507	8,345
Loss on asset impairment	**-**	-	-	-	704
Operating income	**16,040**	12,514	8,415	2,933	3,385
Other expense - net	**(1,571)**	(2,199)	(2,143)	(1,817)	(2,835)
Noncontrolling interests	**202**	52	894	3,003	-
Income before income taxes	**14,671**	10,367	7,166	4,119	550
Income tax expense	**5,380**	3,759	2,793	1,606	214
Net income	**9,291**	6,608	4,373	2,513	336
Dividends on preferred stock	**283**	113	451	-	-
Net earnings on common stock	**$ 9,008**	$ 6,495	$ 3,922	$ 2,513	$ 336
Net earnings per common share - Basic	**$ 0.88**	$ 0.52	$ 0.30	$ 0.19	$ 0.03
Weighted average common shares outstanding - Basic	**10,192**	12,501	13,169	$ 13,169	12,265
Cash dividends declared per common share	**$ 0.16**	$ 0.14	$ 0.04	$ -	$ -

	As of July 31				
	2008	2007	2006	2005	2004
BALANCE SHEET DATA					
Cash	**$ 125**	$ 89	$ 343	$ 229	$ 589
Working capital	**21,351**	20,800	23,273	20,156	16,586
Total assets	**162,968**	143,166	134,249	135,130	119,415
Long-term debt (excluding current maturities)	**31,174**	40,681	28,545	25,385	21,087
Redeemable preferred stock	**-**	-	-	7	20
Stockholders' equity	**56,687**	49,150	64,592	61,132	58,619
OPERATING DATA					
Ratio of long-term debt to stockholders' equity	**.55x**	.83x	.44x	.42x	.36x

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summary

Dakota Growers is the third largest pasta manufacturer in North America. The Company has two production plants, located in Carrington, North Dakota and New Hope, Minnesota and generates a majority of its revenues from manufacturing pasta for the retail store brand and institutional markets, although we serve and continually look for opportunities in the entire dry pasta industry. Our identity preservation program provides our customers food safety, traceability and quality from the field to the plate. The Company also has a certified organic program and markets organic pasta into the retail, foodservice, and ingredient markets. The Company competes through low cost production, high product quality, flexibility and customer service.

Net income for the year ended July 31, 2008 totaled $9.3 million compared to net income of $6.6 million for the year ended July 31, 2007. Net earnings per basic common share, after the effect of dividends paid on preferred stock, were $0.88 per share for the year ended July 31, 2008 compared to $0.52 for the year ended July 31, 2007. The Company recorded a $1.7 million non-recurring pre-tax charge in fiscal year 2008 to reflect the costs associated with the withdrawal from the Central States Southeast and Southwest Areas Pension Fund. The Company paid dividends of $0.01 per share on its Series D Delivery Preferred Stock, $0.16 per share on its Series F Convertible Preferred Stock and $0.16 per share on its Common Stock during the second quarter of fiscal year 2008 and $0.01 per share on its Series D Delivery Preferred Stock and $0.14 per share on its Common Stock during the second quarter of fiscal year 2007.

The Company's net revenues increased 46.7% for the year ended July 31, 2008 when compared to the year ended July 31, 2007. The increase resulted primarily from higher pasta per unit selling prices and, to a lesser extent, higher mill sales prices. Benefits derived from higher selling prices were partially offset by higher raw material costs, primarily durum wheat. Durum prices increased significantly to record high levels during fiscal year 2008.

Effective September 21, 2007, the Company acquired the remaining units of DNA Dreamfields, increasing its ownership to 100%. Pursuant to the terms of the purchase agreement, the Company acquired the remaining units for an aggregate purchase price of $2,231,614. In conjunction with this purchase, the Company eliminated the noncontrolling interests and reduced recorded goodwill associated with DNA Dreamfields in the Company's first quarter of fiscal year 2008.

The Company believes that the Dreamfields line of products is well suited for consumers seeking healthy eating alternatives. Dreamfields pasta has a 65% lower glycemic index than regular pasta as well as 5 grams of digestible carbs and 5 grams of fiber per serving. The Dreamfields pasta products carry a higher selling price and higher profit margins than traditional pasta.

As the trend toward high fiber products developed, some of the low carbohydrate consumption was displaced. While still small relative to the total pasta category, the consumption of these whole wheat/whole grain products continues to grow. Dreamfields pasta offers fiber benefits similar to the levels of other whole wheat/whole grain pastas while maintaining the integrity of the taste and low carbohydrate traits. Dakota Growers also manufactures and sells traditional whole wheat/whole grain pastas.

The cost of production of dry pasta is significantly impacted by changes in durum wheat market prices, which have varied widely in recent years. The Company attempts to manage the risk associated with durum wheat cost fluctuations through cost pass-through mechanisms with our customers and forward purchase contracts for durum wheat. Volatility with respect to the price of the basic raw material for the Company's products leaves it subject to wide variation in its costs from year to year. As a result, factors which impact the size and quality of the durum wheat crop and the availability of such wheat in the United States and Canada can have a material adverse impact on the Company. Those factors include such variables as producer strategies, the weather in durum wheat production areas in the United States, Canada and other parts of the world, and import and export policies and regulations. Durum market prices escalated during fiscal years 2007 and 2008, but have decreased in recent months from historically high levels. The Company was generally successful in obtaining price increases to offset the higher cost of durum. However, any inability by the Company to obtain sales price increases to offset increases in durum costs or other input costs on a timely basis may negatively impact the Company's future financial results.

Critical Accounting Policies

The accompanying discussion and analysis of the Company's results of operations and financial condition are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances. However, future events are subject to change and the best estimates and judgments may require adjustment. For a complete description of the Company's significant accounting policies, please see Note 1 to the consolidated financial statements. Our critical accounting policies are those that have meaningful impact on the reporting of our financial condition and results, and that require significant management judgment and estimates. These policies include our accounting for (a) allowance for doubtful accounts, (b) inventory valuation, (c) asset impairment, and (d) income taxes.

Allowance for Doubtful Accounts

We evaluate the collectability of our accounts receivable based on a combination of factors. In cases where we are aware of circumstances that may impair a specific customer's ability to meet its financial obligations to us, we record a specific allowance against amounts due to us, and thereby reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize allowances for doubtful accounts based on the length of time the receivables are past due and our historical experience. If the financial condition of our customers would deteriorate, additional allowances may be required in the future which could have an adverse impact on our future operating results.

Inventory Valuation

Inventories are stated at the lower of cost or market, determined on a first-in, first-out (FIFO) basis, using product specific standard costs. The Company analyzes variances between actual manufacturing costs incurred and amounts absorbed at inventory standard costs. Inventory valuations are adjusted for these variances as applicable. The Company regularly evaluates its inventories and recognizes inventory allowances for discontinued and slow-moving inventories based upon these evaluations.

Asset Impairment

We are required to evaluate our long-lived assets, including goodwill, for impairment and write down the value of any assets if they are determined to be impaired. Evaluating the impairment of long-lived assets involves management judgment in estimating the fair values and future cash flows related to these assets. The Company used a discounted cash flow analysis in evaluating goodwill for impairment in fiscal years 2008 and 2007 and determined that no impairment charges were necessary. Future events could cause management to conclude that impairment indicators exist and that the value of certain long-lived assets is impaired.

Income Taxes

In determining income (loss) for financial statement purposes, management must make certain estimates and judgments in calculating tax liabilities and in determining the recoverability of certain deferred tax assets. Deferred tax assets must be reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. Management believes it is likely that the deferred tax assets as of July 31, 2008 will be realized through the generation of future taxable income and tax planning strategies.

Results of Operations

Comparison of Fiscal Years ended July 31, 2008 and 2007

Net Revenues. Net revenues increased $89.1 million, or 46.7%, to $280.2 million for the year ended July 31, 2008, from $191.1 million for the year ended July 31, 2007. The increase resulted primarily from higher per unit selling prices associated with the pass through of higher durum costs. Higher pasta sales volumes in the ingredient market and higher mill sales also contributed to the increase.

Revenues from the retail market, a portion of which includes co-pack and governmental sales, increased $23.0 million, or 26.6%, for the year ended July 31, 2008 due to a 35.2% increase in average selling prices offset by a 6.4% decrease in volume. Foodservice revenues increased $13.8 million, or 25.4%, for the year ended July 31, 2008 due to a 33.5% increase in average selling prices offset by a 6.0% decrease in volume. Ingredient revenues increased $33.8 million, or 95.6%, due to a 56.3% increase in average selling prices and a 25.2% increase in volume.

The Company markets semolina production in excess of its own requirements as well as durum wheat flour, other flour blends and by-products of the durum milling process. Revenues from mill product sales for the year ended July 31, 2008 totaled $33.9 million, an increase of $18.6 million from the prior year. The increase is due to increases in both sales volumes and per unit selling prices.

Cost of Goods Sold. Cost of goods sold totaled $246.7 million for the year ended July 31, 2008, an increase of 49.0% compared to the $165.6 million reported for the year ended July 31, 2007. The increase was primarily due to higher durum costs and, to a lesser extent, increased costs for other production inputs such as eggs. Gross profit as a percentage of net revenues decreased to 12.0% in fiscal year 2008 compared to 13.3% in fiscal year 2007 as higher revenues largely resulted from the pass through of higher durum costs.

The Company reached an agreement on January 16, 2008 with the Teamsters Local No. 120, affiliated with the International Brotherhood of Teamsters, on a three-year contract covering the period from December 1, 2007 through December 1, 2010. The contract allows the Company to withdraw employees from the Central States Southeast and Southwest Areas Pension Fund (the "Fund"), a multi-employer pension plan. The withdrawal liability totaled $1,573,000 with an additional $124,000 payment into the Company's 401(k) plan for non-vested employee amounts in the Fund. The Company recorded a $1,697,000 non-recurring pre-tax charge for the year ended July 31, 2008 to reflect these costs associated with the withdrawal from the Fund.

Marketing, General and Administrative ("MG&A") Expenses. MG&A expenses increased $4.5 million, or 34.5%, to $17.5 million for the year ended July 31, 2008, from $13.0 million for the year ended July 31, 2007. The increase was primarily due to higher consumer advertising costs associated with Dreamfields pasta products and to a lesser extent, higher brokerage commission costs. MG&A expenses as a percentage of net revenues decreased from 6.8% to 6.2%.

Interest Expense. Interest expense for the year ended July 31, 2008 totaled $3.6 million, up $0.8 million from $2.8 million for the year ended July 31, 2007. The increase is primarily related to higher outstanding debt levels resulting from debt incurred to finance a portion of the Company's tender offer for its shares that was completed in May 2007. Cash and equity patronage refunds received from CoBank totaling $225,000 and $132,000 have been netted against interest expense for the years ended July 31, 2008 and 2007, respectively.

Loss on Disposition of Property, Equipment and Other Assets. The Company incurred losses on disposition of $0.1 million and $0.6 million during fiscal years 2008 and 2007, respectively. The losses were related to retirements of certain equipment in conjunction with capital projects at the New Hope, Minnesota facility.

Other Income, net. Other income totaled $2.1 million for the year ended July 31, 2008 and $1.2 million for the year ended July 31, 2007. U.S. Customs and Border Protection ("Customs") has distributed antidumping and countervailing duties assessed on certain pasta imported from Italy and Turkey to affected domestic producers pursuant to the Continued Dumping and Subsidy Offset Act of 2000 (the "Offset Act"), which was enacted in October 2000. The Company received net payments in the amount of $2.2 million and $1.3 million in fiscal years 2008 and 2007, respectively, under the Offset Act. These amounts have been classified as other income. The Company cannot reasonably estimate the potential amount, if any, that it may receive under the Offset Act in future periods as any such amount will be based upon future events over which the Company has little or no control, including but not limited to federal legislation, the amount of expenditures by domestic pasta producers and the amount of antidumping and countervailing duties collected by Customs. The Act, also known as the Byrd Amendment, has been repealed and therefore, duties assessed on pasta imports after September 30, 2007 will no longer be distributed to domestic producers. However, amounts collected (whether such collections occur before or after September 30, 2007) related to duties assessed on pasta entries prior to September 30, 2007, are expected to be available for future distribution to domestic producers.

Noncontrolling Interests. Noncontrolling interests reflects the portion of the DNA Dreamfields net loss allocable to the other members of DNA Dreamfields. The loss allocated to those other members totaled $0.2 million and $0.1 million for the years ended July 31, 2008 and 2007, respectively.

Income Taxes. Income tax expense for the years ended July 31, 2008 and 2007 totaled $5.4 million and $3.8 million, respectively, reflecting an effective corporate income tax rate of approximately 36.7% and 36.3%, respectively.

Net Income. Net income for the year ended July 31, 2008 totaled $9.3 million, an increase of $2.7 million compared to net income of $6.6 million for the year ended July 31, 2007. Net earnings available to common shareholders for the years ended July 31, 2008 and 2007 totaled $9.0 million and $6.5 million, respectively, after reducing net income for dividends declared on preferred stock.

Comparison of Fiscal Years ended July 31, 2007 and 2006

Net Revenues. Net revenues increased $19.6 million, or 11.4%, to $191.1 million for the year ended July 31, 2007, from $171.5 million for the year ended July 31, 2006. The increase resulted from higher per unit selling prices and higher pasta sales volumes, particularly in the ingredient market.

Revenues from the retail market, a portion of which includes co-pack and governmental sales, increased $4.6 million, or 5.6%, for the year ended July 31, 2007 due to a 7.8% increase in average selling prices offset by a 2.1% decrease in volume. Foodservice revenues increased $4.3 million, or 8.6%, for the year ended July 31, 2007 due to a 6.2% increase in average selling prices and a 2.3% increase in volume. Ingredient revenues increased $7.1 million, or 25.1%, due to a 7.7% increase in average selling prices and a 16.2% increase in volume.

The Company markets semolina production in excess of its own requirements as well as durum wheat flour, other flour blends and by-products of the durum milling process. Revenues from mill product sales for the year ended July 31, 2007 totaled $15.3 million, an increase of $3.6 million from the prior year. The increase was primarily due to higher per unit selling prices of millfeed and semolina and to a lesser degree an increase in semolina and millfeed sales volumes.

Cost of Goods Sold. Cost of goods sold totaled $165.6 million for the year ended July 31, 2007, an increase of 11.2% compared to the $148.9 million reported for the year ended July 31, 2006. The increase was primarily due to higher durum costs and higher sales volumes. Gross profit as a percentage of net revenues increased to 13.3% in fiscal year 2007 compared to 13.2% in fiscal year 2006 as benefits realized from sales price increases were partially offset by higher durum costs.

Marketing, General and Administrative ("MG&A") Expenses. MG&A expenses decreased $1.2 million, or 8.5%, to $13.0 million for the year ended July 31, 2007, from $14.2 million for the year ended July 31, 2006. The decrease is primarily due to the reduction in consumer advertising for Dreamfields pasta products. MG&A expenses as a percentage of net revenues decreased from 8.3% to 6.8%.

Interest Expense. Interest expense for the year ended July 31, 2007 totaled $2.8 million, up $0.2 million from $2.6 million for the year ended July 31, 2006. The increase was due to higher interest rates as well as an increase in outstanding debt as a result of the tender offer that occurred during fiscal year 2007. Cash and equity patronage refunds received from CoBank totaling $132,000 and $144,000 have been netted against interest expense for the years ended July 31, 2007 and 2006, respectively.

Loss on Disposition of Property, Equipment and Other Assets. The Company incurred losses on disposition of $0.6 million and $0.5 million during fiscal years 2007 and 2006, respectively. Virtually all of the losses were related to the retirement of certain equipment in conjunction with capital projects at the New Hope, Minnesota facility.

Other Income, net. Other income totaled $1.2 million for the year ended July 31, 2007 and $1.0 million for the year ended July 31, 2006. The Company received net payments in the amount of $1.3 million and $1.1 million in fiscal years 2007 and 2006, respectively, under the Offset Act.

Noncontrolling Interests. Noncontrolling interests reflects the portion of the DNA Dreamfields net loss allocable to the other members of DNA Dreamfields. The loss allocated to those other members totaled $0.1 million and $0.9 million for the years ended July 31, 2007 and 2006, respectively. The $0.8 million decrease was due to a reduction in the net loss reported by DNA Dreamfields for the year ended July 31, 2007, when compared to the prior year.

Income Taxes. Income tax expense for the years ended July 31, 2007 and 2006 totaled $3.8 million and $2.8 million, respectively, reflecting an effective corporate income tax rate of approximately 36% and 39%, respectively.

Net Income. Net income for the year ended July 31, 2007 totaled $6.6 million, an increase of $2.2 million compared to net income of $4.4 million for the year ended July 31, 2006. Net earnings available to common shareholders for the years ended July 31, 2007 and 2006 totaled $6.5 million and $3.9 million, respectively, after reducing net income for dividends declared on preferred stock.

Liquidity and Capital Resources

The Company's primary sources of liquidity are cash provided by operations and borrowings under its revolving credit facility. Net working capital as of July 31, 2008 was $21.4 million compared to $20.8 million as of July 31, 2007.

In January 2008, the Company increased its revolving credit facility with CoBank to $45 million from the prior facility of $25 million. This facility extends through January 15, 2009. Interest on the revolving line is at the 7-day LIBOR rate subject to performance adjustments depending upon the Company's ratio of total debt to earnings before interest, taxes, depreciation and amortization or "EBITDA." The higher the ratio the higher the adjustment to the 7-day LIBOR rate within a range of 175 to 275 basis points above the 7-day LIBOR rate. Fixed interest rate options are also available. The primary purpose of the revolving credit facility is to finance inventory and receivables. The balances outstanding under the revolving credit arrangements totaled $25.8 million and $7.4 million as of July 31, 2008 and 2007, respectively. The Company had $19.2 million and $17.6 million available for borrowings under the line of credit as of July 31, 2008 and 2007, respectively.

On February 14, 2007 the Company entered into a $20 million term loan agreement with CoBank to partially fund the tender offer to purchase up to 3,920,000 shares of our common stock at $10.00 per share in cash. Availability under the term loan was contingent upon at least 50% of the aggregate purchase price of the shares in the tender offer coming from proceeds of the sale of equity securities to MVC Capital, Inc. and La Bella Holdings, LLC. The Company must repay this term loan in 14 equal quarterly installments beginning in May 2011 and concluding in November 2014. Interest on the term loan is at the 7-day LIBOR rate subject to performance adjustments depending upon the Company's ratio of total debt to EBITDA. The higher the ratio the higher the adjustment to the 7-day LIBOR rate within a range of 175 to 275 basis points above the 7-day LIBOR rate. Fixed interest rate options are also available.

On May 10, 2007, the Company closed the sale of 1 million shares of Series F Convertible Preferred Stock to MVC Capital, Inc. and the sale of 1 million shares of common stock to LaBella Holdings, LLC at a purchase price of $10.00 per share. The Company also received $20 million in loan proceeds under a term loan agreement with CoBank. With the net proceeds of $38.8 million from these financing transactions and working capital provided by the Company, Dakota Growers accepted 3,917,519 shares of common stock that had been properly tendered to the Company at $10.00 per share net in cash pursuant to the Company's tender offer, which expired on April 27, 2007.

The Company also has a $19.0 million term loan facility with CoBank. The balance outstanding under the term loan was $12.6 million as of July 31, 2008 and no further borrowings are available under this term loan facility.

The Master Loan Agreement with CoBank contains certain restrictive covenants including, but not limited to, financial covenants which require the Company to maintain, at the end of each of the Company's fiscal quarters, a minimum current ratio of 1.20 to 1.00, a maximum total debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") of 4.25 to 1.00, a minimum fixed charge ratio of 1.15 to 1.00, and a minimum tangible net worth level of at least $25 million adjusted for subsequent earnings and capital contributions.

The Company's long-term financing is also provided through secured notes held by institutional investors. The Note Purchase Agreement (as amended) with the institutional investors requires the Company to maintain the following: (a) consolidated net worth of not less than the sum of (1) $27,000,000 plus (2) an aggregate amount equal to 30% of consolidated net income for each completed fiscal year beginning with the fiscal year ended July 31, 1998, (b) a trailing twelve month ratio of consolidated cash flow to consolidated fixed charges of not less than 2.0 to 1.0 at the end of each fiscal quarter, and (c) a ratio of consolidated funded debt to consolidated cash flow ratio not to exceed 3.0 to 1.0 determined at the end of each fiscal quarter for the immediately preceding four fiscal quarters. The Notes (as amended) require the rate of interest on the unpaid balance be increased by one percent at any time that either (a) the ratio of the Company's consolidated funded debt to consolidated cash flow is greater than 3.0 to 1.0 as of the end of each fiscal quarter for the immediately preceding four fiscal quarters or (b) the Securities Valuation Office of the National Association of Insurance Commissioners has not assigned a designation category of "1" or "2" to the Notes.

The Company was in compliance with all debt covenants as of July 31, 2008.

Net cash used for operations totaled $3.7 million for the year ended July 31, 2008. Net cash from operations totaled $6.0 million and $19.1 million for the years ended July 31, 2007 and 2006, respectively. The $9.8 million net decrease from fiscal year 2007 to 2008 and the $13.1 million net decrease for fiscal year 2006 to 2007 were primarily attributable to increases in receivables and inventories offset by increases in net income and accounts payable. The increase in accounts receivable, inventories and accounts payable as of July 31, 2008 was driven by working capital changes associated with higher raw material costs and related sales price adjustments.

Net cash used for investing activities totaled $4.6 million, $5.6 million, and $10.8 million for the years ended July 31, 2008, 2007 and 2006, respectively. A majority of the net cashed used for fiscal year 2008 related to increased fixed asset expenditures and the purchase of the remaining interests in DNA Dreamfields. A majority of the net cash used for investing activities for the year ended July 31, 2007 and 2006 related to capital expenditures for the New Hope facility upgrade project.

Net cash from financing activities totaled $8.3 million for the year ended July 31, 2008. Net cash used for financing activities totaled $0.7 million and $8.2 million for the years ended July 31, 2007 and 2006. The $8.3 million of net cash from financing activities for the year ended July 31, 2008 included $18.4 million in net borrowings under the revolving credit facility with CoBank offset by $9.2 million for scheduled long-term debt principal payments. The $0.7 million of net cash used for financing activities for the year ended July 31, 2007 related to payments on long-term debt and dividends. Also included are the purchase of common stock and the costs associated with issuing and purchasing stock in conjunction with the tender offer in fiscal year 2007. These outlays were offset by the proceeds on long-term debt and the issuance of common stock and series F preferred stock. The $8.2 million of net cash used for financing activities for the year ended July 31, 2006 related primarily to principal payments on short-term and long-term debt.

Effective September 21, 2007, the Company acquired the remaining units of DNA Dreamfields, increasing its ownership to 100%. Pursuant to the terms of the Purchase Agreement, the Company acquired the remaining units for an aggregate purchase price of $2,231,614. In conjunction with this purchase, the Company eliminated the noncontrolling interests and reduced recorded goodwill associated with DNA Dreamfields in the Company's first quarter of fiscal year 2008.

The following table summarizes the Company's contractual obligations as of July 31, 2008 (in thousands):

CONTRACTUAL OBLIGATIONS	Total	Payments Due in Less Than 1 Year	Payments Due in 1-3 Years	Payments Due in 4-5 Years	Payments Due After 5 Years
Long-term debt	$ 39,374	$ 9,174	$ 16,950	$ 10,800	$ 2,450
Capital leases	1,307	333	974	–	–
Interest on long-term obligations (1)	5,480	1,743	3,040	676	21
Durum purchase obligations	33,073	33,073	–	–	–
Warehouse obligations	5,525	2,424	2,547	554	–
Operating leases	986	454	493	39	–
	$ 85,745	$ 47,201	$ 24,004	$ 12,069	$ 2,471

(1) Based on interest rates as of July 31, 2008.

The Company forward contracts for a certain portion of its future durum wheat requirements. At July 31,2008, the Company had outstanding commitments for grain purchases totaling $33.1 million related to forward purchase contracts. These contracts are set price contracts to deliver grain to the Company's mill, and are not derivative in nature as they have no net settlement provision and are not transferable.

We believe that net cash expected to be provided by operating activities, along with amounts available under our line of credit will be sufficient to meet the Company's expected capital and liquidity requirements for the foreseeable future.

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS 157 was initially effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position (FSP) FAS 157-2. This FSP permits a delay in the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active," which clarifies the application of SFAS 157 for financial assets in a market that is not active. We are currently evaluating the impact, if any, that the implementation of SFAS 157 will have on our consolidated results of operations or financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities–Including an Amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 expands the use of fair value accounting but does not affect existing standards which require assets or liabilities to be carried at fair value. Under SFAS 159, a company may elect to use fair value to measure accounts and loans receivable, available-for-sale and held-to-maturity securities, equity method investments, accounts payable, guarantees and issued debt. Other eligible items include firm commitments. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the impact that SFAS 159 will have on our financial statements.

In December 2007, FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" ("SFAS 141R"). The objective of SFAS 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. SFAS 141R also requires the acquirer to recognize and measure the goodwill acquired in a business combination or a gain from a bargain purchase and how to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company is in the process of evaluating the impact, if any, that the adoption of SFAS 141R will have on its financial statements.

In December 2007, FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements-an Amendment of ARB No. 51" ("SFAS 160"). The objective of SFAS 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 also changes the way the consolidated income statement is presented, establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation, requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent's owners and the interest of the noncontrolling owners of a subsidiary. SFAS 160 is effective for financial statements issued for the fiscal years beginning on or after December 15, 2008. The Company is in the process of evaluating the impact, if any, that the adoption of SFAS 160 will have on its financial statements.

In December 2007, the SEC published the Staff Accounting Bulletin No. 110 ("SAB 110"), which amends SAB No. 107 by extending the usage of a "simplified" method, as discussed in SAB No. 107, in developing an estimate of the expected life of "plain vanilla" share options in accordance with SFAS No. 123 (revised 2004), Share-Based Payment. In particular, the staff indicated in SAB 107 that it will accept a company's election to use the simplified method, regardless of whether the company has sufficient information to make more refined estimates of expected life. We are evaluating SAB 110 and its impact on future employee stock option grants.

In May 2008, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 162, "The Hierarchy of Generally Accepted Accounting Principles." This statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles ("GAAP") in the United States. This statement will be effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board ("PCAOB") amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." We do not expect the adoption of this statement to have a material impact on our financial statements.

In April 2008, the FASB issued FASB Staff Position No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"). This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets." The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141R, and other U.S. generally accepted accounting principles. FSP 142-3 is effective for our interim and annual financial statements beginning in fiscal 2010. The Company is in the process of evaluating the impact, if any, that the adoption of FSP 142-3 will have on its financial statements.

Off-Balance Sheet Arrangements

At July 31, 2008, the Company had no off-balance sheet arrangements that have or are likely to have a material current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.

Impact of Inflation

We have experienced input cost inflation, the most significant of which related to raw material costs, in fiscal years 2008, 2007 and 2006. We attempt to mitigate the impact of inflationary pressure through cost saving measures and price adjustments.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the potential loss to future earnings, fair values or cash flows resulting from adverse changes in interest rates, commodity prices, exchange rates, equity prices and other market changes.

The Company is exposed to market risk from changes in interest rates. For fixed rate debt, interest rate changes affect the fair value of financial instruments but do not impact earnings or cash flows. Conversely, for variable rate debt, interest rate changes generally do not affect the fair market value but do impact future earnings and cash flows, assuming other factors are held constant. A majority of the balances outstanding under the Company's current debt agreements are subject to variable interest rates.

The Company is exposed to certain fluctuations in commodity prices. The Company forward contracts for a certain portion of its future durum wheat requirements. These contracts are set price contracts to deliver grain to the Company's mill, and are not derivative in nature as they have no net settlement provision and are not transferable.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended July 31, 2008, 2007 and 2006
(In Thousands, Except Per Share Amounts)

	2008	2007	2006
Net revenues (net of discounts and allowances of $26,647, $23,953, and $26,474 for 2008, 2007 and 2006, respectively)	**$ 280,199**	$ 191,062	$ 171,509
Cost of goods sold	**246,709**	165,575	148,904
Gross profit	**33,490**	25,487	22,605
Marketing, general and administrative expenses	**17,450**	12,973	14,190
Operating income	**16,040**	12,514	8,415
Other income (expense)			
Interest expense, net	**(3,615)**	(2,772)	(2,573)
Loss on disposition of property, equipment and other assets	**(94)**	(649)	(546)
Other income, net	**2,138**	1,222	976
Income before noncontrolling interests and income taxes	**14,469**	10,315	6,272
Noncontrolling interests	**202**	52	894
Income before income taxes	**14,671**	10,367	7,166
Income tax expense	**5,380**	3,759	2,793
Net income	**9,291**	6,608	4,373
Dividends on preferred stock	**283**	113	451
Net earnings on common stock	**$ 9,008**	$ 6,495	$ 3,922
Net earnings per common share			
Basic	**$ 0.88**	$ 0.52	$ 0.30
Diluted	**$ 0.78**	$ 0.51	$ 0.30
Weighted average common shares outstanding			
Basic	**10,192**	12,501	13,169
Diluted	**11,748**	13,076	13,555
Dividends per common share	**$ 0.16**	$ 0.14	$ 0.04

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

July 31, 2008 and 2007
(In Thousands, Except Share Information)

	2008	2007
ASSETS		
Current Assets		
Cash and cash equivalents	$ 125	$ 89
Trade accounts receivable, less allowance for cash discounts and doubtful accounts of $1,294 and $1,048, respectively	27,315	18,442
Other receivables	850	360
Inventories	51,956	31,329
Prepaid expenses	1,040	1,389
Deferred income taxes	1,053	1,104
Total current assets	82,339	52,713
Property and Equipment		
In service	132,815	132,655
Construction in progress	546	776
	133,361	133,431
Less accumulated depreciation	(65,983)	(61,985)
Net property and equipment	67,378	71,446
Investment in Cooperative Bank	1,355	1,310
Intangible Assets, Net	2,590	-
Goodwill	8,381	16,654
Other Assets	925	1,043
	$ 162,968	$ 143,166
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Notes payable	$ 25,750	$ 7,400
Current portion of long-term debt	9,507	9,481
Accounts payable	16,930	7,352
Excess outstanding checks over cash on deposit	3,130	1,759
Accrued liabilities	5,671	5,921
Total current liabilities	60,988	31,913
Commitments and Contingencies	-	-
Long-Term Debt, net of current portion	31,174	40,681
Deferred Income Taxes	14,119	13,474
Total liabilities	106,281	86,068
Noncontrolling Interests	-	7,948
Stockholders' Equity		
Series D delivery preferred stock, non-cumulative, $.01 par value, 11,340,841 authorized, 11,275,297 shares issued and outstanding	113	113
Series F convertible preferred stock, non-cumulative, $.01 par value, 2,100,000 shares authorized, 1,065,000 shares issued and outstanding	11	11
Common stock, $.01 par value, 75,000,000 shares authorized, 10,192,413 shares issued and outstanding	102	102
Additional paid-in capital	42,958	42,798
Retained earnings	13,503	6,126
Total stockholders' equity	56,687	49,150
Total liabilities and stockholders' equity	$ 162,968	$ 143,166

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended July 31, 2008, 2007 and 2006
(In Thousands)

	2008	2007	2006
Operating Activities			
Net income	$ 9,291	$ 6,608	$ 4,373
Adjustments to reconcile net income to net cash from (used for) operating activities:			
Depreciation and amortization	6,571	6,951	7,234
Undistributed patronage capital from cooperatives	(45)	(27)	(29)
Loss on disposition of property, equipment and other assets	94	649	546
Deferred income taxes	696	908	998
Stock-based employee compensation	160	210	65
Noncontrolling interests	(202)	(52)	(894)
Changes in assets and liabilities			
Trade receivables	(8,873)	(4,001)	1,747
Other receivables	(490)	(269)	320
Inventories	(20,627)	(5,211)	1,984
Prepaid expenses	349	214	(63)
Other assets	11	(24)	48
Accounts payable	9,578	102	3,053
Other accrued liabilities	(250)	(36)	(272)
Net Cash From (Used For) Operating Activities	(3,737)	6,022	19,110
Investing Activities			
Purchase of interests in DNA Dreamfields Company, LLC	(2,232)	–	–
Purchases of property and equipment	(2,143)	(5,456)	(10,755)
Proceeds from sale of property, equipment and other assets	56	–	–
Other investments	(175)	(47)	(476)
Proceeds from cooperative bank equity retirements	–	232	568
Proceeds from other investments	57	116	–
Payments for package design costs	(116)	(433)	(180)
Net Cash Used For Investing Activities	(4,553)	(5,588)	(10,843)
Financing Activities			
Net change in excess outstanding checks over cash on deposit	1,371	1,055	(2,406)
Net change in short-term notes payable	18,350	7,400	(10,000)
Payments on long-term debt	(9,171)	(6,771)	(4,771)
Principal payments under capital lease obligation	(310)	(133)	–
Proceeds from long-term debt	–	20,000	9,931
Preferred stock retirements	–	–	(7)
Investments by noncontrolling interests	–	21	78
Dividends paid on common stock	(1,631)	(1,844)	(527)
Dividends paid on preferred stock	(283)	(113)	(451)
Issuance of common stock	–	10,022	–
Issuance of series F preferred stock	–	10,000	–
Purchase of common stock	–	(39,175)	–
Costs associated with issuing and purchasing stock	–	(1,150)	–
Net Cash From (Used For) Financing Activities	8,326	(688)	(8,153)
Net Change in Cash and Cash Equivalents	36	(254)	114
Cash and Cash Equivalents, Beginning of Year	89	343	229
Cash and Cash Equivalents, End of Year	$ 125	$ 89	$ 343
Supplemental Disclosures of Cash Flow Information			
Cash payments for			
Interest (net of amounts capitalized)	$ 3,782	$ 2,780	$ 2,649
Income taxes	$ 3,752	$ 2,989	$ 1,451
Supplemental Disclosures of Noncash Investing and Financing Activities			
Acquisition of pasta equipment through capital lease obligation	$ –	$ 1,750	$ –
Purchase of interests in DNA Dreamfields Company, LLC			
Goodwill reduction	$ (8,273)		
Amortizable intangibles	2,759		
Noncontrolling interests reduction	7,746		
	$ 2,232		

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended July 31, 2008, 2007 and 2006
(In Thousands)

	Series D Delivery Preferred Stock		Series F Convertible Preferred Stock		Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Earnings (Deficit)	Total
Balance, July 31, 2005	11,275	$ 113	–	$ –	13,169	$ 132	$ 62,807	$ (1,920)	$ 61,132
Dividends on common stock	–	–	–	–	–	–	–	(527)	(527)
Dividends on preferred stock	–	–	–	–	–	–	–	(451)	(451)
Stock-based employee compensation	–	–	–	–	–	–	65	–	65
Net income for the year ended July 31, 2006	–	–	–	–	–	–	–	4,373	4,373
Balance, July 31, 2006	11,275	$ 113	–	$ –	13,169	$ 132	$ 62,872	$ 1,475	$ 64,592
Dividends on common stock	–	–	–	–	–	–	–	(1,844)	(1,844)
Dividends on preferred stock	–	–	–	–	–	–	–	(113)	(113)
Stock-based employee compensation	–	–	–	–	–	–	210	–	210
Exercise of stock options	–	–	–	–	6	–	22	–	22
Issuance of common stock	–	–	–	–	1,000	10	9,990	–	10,000
Purchase of common stock	–	–	–	–	(3,918)	(39)	(39,136)	–	(39,175)
Costs associated with issuing stock	–	–	–	–	–	–	(1,150)	–	(1,150)
Issuance of series F preferred stock	–	–	1,000	10	–	–	9,990	–	10,000
Conversion of common stock to series F preferred	–	–	65	1	(65)	(1)	–	–	–
Net income for the year ended July 31, 2007	–	–	–	–	–	–	–	6,608	6,608
Balance, July 31, 2007	11,275	$ 113	1,065	$ 11	10,192	$ 102	$ 42,798	$ 6,126	$ 49,150
Dividends on common stock	–	–	–	–	–	–	–	(1,631)	(1,631)
Dividends on preferred stock	–	–	–	–	–	–	–	(283)	(283)
Stock-based employee compensation	–	–	–	–	–	–	160	–	160
Net income for the year ended July 31, 2008	–	–	–	–	–	–	–	9,291	9,291
Balance, July 31, 2008	11,275	$ 113	1,065	$ 11	10,192	$ 102	$ 42,958	$ 13,503	$ 56,687

See Notes to Consolidated Financial Statements

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Dakota Growers Pasta Company, Inc. ("Dakota Growers" or "the Company") is a North Dakota corporation that operates milling and pasta manufacturing facilities in Carrington, North Dakota. In addition, the Company's wholly-owned subsidiary, Primo Piatto, Inc. ("Primo Piatto"), a Minnesota corporation, operates pasta manufacturing facilities in New Hope, Minnesota. DNA Dreamfields Company, LLC ("DNA Dreamfields") became a wholly-owned subsidiary on September 21, 2007 (See Note 2).

Principles of Consolidation

The consolidated financial statements are comprised of the Company, its wholly-owned subsidiary Primo Piatto, Inc., and DNA Dreamfields Company, LLC, which the Company began to consolidate in fiscal year 2005 (See Note 2). All material inter-company accounts and transactions have been eliminated in the preparation of the consolidated financial statements.

Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Reclassifications have been made to the financial statements as of July 31, 2007 and for the years ended July 31, 2007 and 2006 to facilitate comparability with the statements as of and for the years ended July 31, 2008. Such reclassifications have no effect on the net result of operations.

Risks and Uncertainties

The Company attempts to minimize the effects of durum wheat cost fluctuations mainly through forward contracting and through agreements with certain customers that provide for price adjustments based on raw material cost changes. Such efforts, while undertaken to attempt to minimize the risks associated with increasing durum costs on profitability, may temporarily prevent the Company from recognizing the benefits of declining durum prices.

The Company's cash balances are maintained in various bank deposit accounts. The deposit accounts may exceed federally insured limits at various times throughout the year.

Impairment and Disposal of Long-Lived Assets

The Company accounts for impairment or disposal of long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Long-lived assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell, and will cease to be depreciated. SFAS No. 144 also requires long-lived assets to be disposed of other than by sale to be considered as held and used until disposed of, requiring the depreciable life to be adjusted as an accounting change.

Goodwill

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the Company does not amortize goodwill. SFAS No. 142 requires that goodwill be evaluated for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company used a discounted cash flow analysis in evaluating goodwill for impairment in fiscal years 2008 and 2007 and determined that no impairment charges were necessary.

Revenue Recognition

Revenues are recognized when risk of loss transfers, which occurs when goods are shipped. Pricing terms, including promotions and rebates, are final at that time. Revenues include amounts billed for products as well as any associated shipping costs billed to deliver such products.

The Company provides allowances for annual promotional programs based upon annual sales volumes. Revenues are presented net of discounts and allowances of $26,647,000, $23,953,000 and $26,474,000 for the years ended July 31, 2008, 2007 and 2006, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and in financial institutions, and investments with maturities of less than 90 days.

Trade Accounts Receivable and Major Customers

The Company grants unsecured credit to certain customers who meet the Company's credit requirements. Trade accounts receivable are uncollateralized customer obligations due under normal terms and are generally noninterest bearing. Payments on trade receivables are allocated to specific invoices identified on a customer's remittance advice or, if unspecified, are generally applied to the earliest unpaid invoices. The carrying amount of the receivables is reduced by an amount that reflects management's best estimate of amounts that will not be collected. Trade accounts receivable are presented net of allowances for cash discounts and doubtful accounts, which totaled $1,294,000 and $1,048,000 as of July 31, 2008 and 2007, respectively.

One customer accounted for 11% and 22% of accounts receivable as of July 31, 2008 and 2007, respectively and 9%, 12% and 12% of net revenues for the years ended July 31, 2008, 2007 and 2006, respectively.

The following summarizes balance and activity information related to the allowance for cash discounts and doubtful accounts (in thousands):

	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions from Allowance	Balance at End of Year
Allowance for cash discounts:				
Year ended July 31, 2008	$ 213	$ 3,347	$ (3,231)	$ 329
Year ended July 31, 2007	180	2,592	(2,559)	213
Year ended July 31, 2006	157	2,695	(2,672)	180
Allowance for doubtful accounts:				
Year ended July 31, 2008	$ 835	$ 232	$ (102)	$ 965
Year ended July 31, 2007	900	9	(74)	835
Year ended July 31, 2006	1,350	640	(1,090)	900
Allowance for cash discounts and doubtful accounts:				
Year ended July 31, 2008	$ 1,048	$ 3,579	$ (3,333)	$ 1,294
Year ended July 31, 2007	1,080	2,601	(2,633)	1,048
Year ended July 31, 2006	1,507	3,335	(3,762)	1,080

Inventories

Inventories are stated at the lower of cost or market, determined on a first-in, first-out (FIFO) basis, using product specific standard costs. The major components of inventories as of July 31, 2008 and 2007 are as follows (in thousands):

	2008	2007
Finished goods	**$ 33,397**	$ 22,873
Raw materials, packaging and work-in-process	**18,559**	8,456
	$ 51,956	$ 31,329

Concentration of Sources of Labor

The Company's total hourly and salaried workforce consists of approximately 433 employees, of which 34% are covered by collective bargaining agreements. The expiration dates of the union contracts are December 1, 2010 and September 30, 2008. Approximately 28% of the Company's workforce is covered by the collective bargaining agreement that was to expire on September 30, 2008; however, the Company and union have mutually agreed to extend the contract while negotiations continue.

Property and Equipment

Property and equipment are stated at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. When depreciable properties are retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Interest is capitalized on construction projects of higher cost and longer duration.

The initial acquisition of land by the Company was stated at the estimated fair value of the land at acquisition. Subsequent land acquisitions are recorded at cost.

Depreciation is provided for over the estimated useful lives of the individual assets using the straight-line method. The estimated useful lives used in the computation of depreciation expense range from 3 to 40 years. Depreciation expense totaled $6,061,000, $6,007,000 and $5,686,000 for the years ended July 31, 2008, 2007 and 2006, respectively.

Details relative to property and equipment are as follows (in thousands):

	2008	2007
Land and improvements	**$ 2,952**	$ 2,952
Buildings	**23,120**	23,114
Equipment	**106,743**	106,589
Property and equipment in service	**132,815**	132,655
Construction in progress	**546**	776
Less accumulated depreciation	**(65,983)**	(61,985)
	$ 67,378	$ 71,446

Investment in Cooperative Bank

Investment in cooperative bank is stated at cost, plus unredeemed patronage refunds received in the form of capital stock.

Other Assets

The Company capitalizes package design costs, which relate to certain third party costs to design artwork and to produce die plates and negatives necessary to manufacture and print packaging materials according to Company and customer specifications. These costs are amortized ratably over three to five year periods based on estimated useful life. Minor revisions are expensed as incurred. If a product design is discontinued or replaced prior to the end of the amortization period, the remaining unamortized balance is charged to expense. Package design costs are presented net of accumulated amortization totaling $5,623,000 and $5,281,000 as of July 31, 2008 and 2007, respectively.

The breakdown of other assets, net of accumulated amortization, is as follows (in thousands):

	2008	2007
Package design costs	**$ 350**	$ 575
Other	**575**	468
	$ 925	$ 1,043

Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	2008	2007
Accrued promotional costs	**$ 1,136**	$ 2,151
Accrued income taxes	**1,393**	461
Accrued interest	**469**	647
Accrued freight	**470**	582
Other	**2,203**	2,080
	$ 5,671	$ 5,921

Shipping and Handling Costs

Shipping and handling costs are included in cost of goods sold upon shipment of the Company's product to its customers.

Advertising

Costs of advertising are expensed as incurred. Advertising expenses included in the consolidated income statement totaled $4,523,000, $2,089,000 and $2,808,000 (primarily related to consumer advertising for Dreamfields pasta products) for the years ended July 31, 2008, 2007 and 2006, respectively.

Research and Development

Research and development costs are expensed as incurred. Research and development expenses included in the consolidated income statement for the years ended July 31, 2008, 2007 and 2006 totaled $500,000, $602,000 and $730,000, respectively, including $307,000, $415,000 and $229,000, respectively, incurred by DNA Dreamfields which the Company began to consolidate in fiscal year 2005.

Interest Expense, Net

The Company earns patronage refunds from its patronage-based debt issued through CoBank based on its share of the net interest income earned by CoBank. These patronage refunds received are applied against interest expense.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates expected to apply when the differences are expected to reverse. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Stock Options

Effective August 1, 2005, the Company adopted Statement of Financial Accounting Standard No. 123 (revised 2004), "Share Based Payment" (SFAS No. 123R). Under SFAS No. 123R, the Company is required to recognize, as expense, the estimated fair value of all share based payments to employees. In accordance with this standard, over the vesting period of the award. Performance based awards are recognized ratably for each vesting tranche.

Earnings per Share

Basic Earnings per Share (EPS) is calculated by dividing net earnings on common stock by the weighted average number of common shares effective and outstanding during the period. Diluted EPS includes the effect of all potentially dilutive securities, such as options and convertible preferred stock.

Dilutive securities, consisting of stock options and convertible preferred stock, included in the calculation of diluted weighted average common shares totaled 1,556,000 shares, 575,000 shares and 386,000 shares for the years ended July 31, 2008, 2007 and 2006, respectively. The series F Convertible Preferred Stock is included in the fully diluted EPS calculation and not included in the basic EPS calculation. As there is currently no established public trading market for the Company's common stock, the Company has assumed the proceeds from the exercise of stock options would reduce debt and, thus, interest expense for purposes of calculating diluted EPS.

The components of basic earnings per share are as follows (in thousands, except per share amounts):

	2008	2007	2006
Net income	**$ 9,291**	$ 6,608	$ 4,373
Less: Preferred stock dividends	**(283)**	(113)	(451)
Net earnings available to common stockholders	**$ 9,008**	$ 6,495	$ 3,922
Basic weighted-average shares outstanding	**10,192**	12,501	13,169
Earnings per share - Basic	**$ 0.88**	$ 0.52	$ 0.30

The components of diluted earnings per share are as follows (in thousands, except per share amounts):

	2008	2007	2006
Net earnings available to common stockholders	**$ 9,008**	$ 6,495	$ 3,922
Plus: Impact of interest expense on the exercise of options (1)	**113**	129	168
Net earnings available to common stockholders	**$ 9,121**	$ 6,624	$ 4,090
Diluted weighted-average shares outstanding:			
Basic weighted-average shares outstanding	**10,192**	12,501	13,169
Plus: Incremental shares from assumed conversions			
Options	**491**	335	386
Convertible preferred shares	**1,065**	240	-
Diluted weighted-average shares outstanding	**11,748**	13,076	13,555
Earnings per share - Diluted	**$ 0.78**	$ 0.51	$ 0.30

(1) Assume funds from exercise of stock options would be used to pay down debt and therefore reduce interest expense.

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS 157 was initially effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff

Position (FSP) FAS 157-2. This FSP permits a delay in the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active," which clarifies the application of SFAS 157 for financial assets in a market that is not active. We are currently evaluating the impact, if any, that the implementation of SFAS 157 will have on our consolidated results of operations or financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 expands the use of fair value accounting but does not affect existing standards which require assets or liabilities to be carried at fair value. Under SFAS 159, a company may elect to use fair value to measure accounts and loans receivable, available-for-sale and held-to-maturity securities, equity method investments, accounts payable, guarantees and issued debt. Other eligible items include firm commitments. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the impact that SFAS 159 will have on our financial statements.

In December 2007, FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" ("SFAS 141R"). The objective of SFAS 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. SFAS 141R also requires the acquirer to recognize and measure the goodwill acquired in a business combination or a gain from a bargain purchase and how to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company is in the process of evaluating the impact, if any, that the adoption of SFAS 141R will have on its financial statements.

In December 2007, FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements–an Amendment of ARB No. 51" ("SFAS 160"). The objective of SFAS 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 also changes the way the consolidated income statement is presented, establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation, requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent's owners and the interest of the noncontrolling owners of a subsidiary. SFAS 160 is effective for financial statements issued for the fiscal years beginning on or after December 15, 2008. The Company is in the process of evaluating the impact, if any, that the adoption of SFAS 160 will have on its financial statements.

In December 2007, the SEC published the Staff Accounting Bulletin No. 110 ("SAB 110"), which amends SAB No. 107 by extending the usage of a "simplified" method, as discussed in SAB No. 107, in developing an estimate of the expected life of "plain vanilla" share options in accordance with SFAS No. 123 (revised 2004), Share- Based Payment. In particular, the staff indicated in SAB 107 that it will accept a company's election to use the simplified method, regardless of whether the company has sufficient information to make more refined estimates of expected life. We are evaluating SAB 110 and its impact on future employee stock option grants.

In May 2008, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 162, "The Hierarchy of Generally Accepted Accounting Principles." This statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles ("GAAP") in the United States. This statement will be effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board ("PCAOB") amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." We do not expect the adoption of this statement to have a material impact on our financial statements.

In April 2008, the FASB issued FASB Staff Position No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"). This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets." The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141R, and other U.S. generally accepted accounting principles. FSP 142-3 is effective for our interim and annual financial statements beginning in fiscal 2010. The Company is in the process of evaluating the impact, if any, that the adoption of FSP 142-3 will have on its financial statements.

Note 2 – DNA Dreamfields Company, LLC

Effective May 1, 2005, the Company's ownership in DNA Dreamfields increased to 46.7%. In conjunction with the Company's increase in ownership in DNA Dreamfields and changes in the DNA Dreamfields operating agreement and other contractual arrangements, the Company determined that DNA Dreamfields was a variable interest entity under FASB Interpretation No. 46(R), "Consolidation of Variable Interest Entities," and that the Company was the primary beneficiary. Therefore, effective May 1, 2005, the Company began to include DNA Dreamfields in its consolidated financial statements.

Effective September 21, 2007, the Company acquired the remaining units of DNA Dreamfields, increasing its ownership to 100%. Pursuant to the terms of the purchase agreement, the Company acquired the remaining units for an aggregate purchase price of $2,231,614. In conjunction with this purchase, the Company eliminated the noncontrolling interests, recorded amortizable intangible assets (covenants not-to-compete and technology license) and reduced recorded goodwill associated with the buyout of DNA Dreamfields in the Company's first quarter of fiscal year 2008.

Note 3 – Goodwill And Other Intangible Assets

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" goodwill and intangible assets with indefinite useful lives are to be tested for impairment at least annually. As of July 31, 2008, the value of goodwill was $8.4 million.

Amortizable intangible assets are amortized using the straight-line method over their estimated useful lives, which is the estimated period over which economic benefits are expected to be provided. In conjunction with the acquisition of the remaining units of DNA Dreamfields (See Note 2), the Company recorded amortizable intangible assets including covenants not-to-compete and a technology license. The covenants not-to-compete totaling $112,000 are being amortized over 36 months. The technology license totaling $2.6 million is being amortized over its estimated useful life of approximately 16 years.

	As of July 31, 2008 (in thousands)		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Covenants not-to-compete	$ 112	$ (31)	$ 81
Technology license	2,647	(138)	2,509
Total intangible assets	2,759	(169)	2,590
Goodwill	8,381	–	8,381
Total goodwill and intangible assets	$11,140	$ (169)	$10,971

Amortization expense relating to intangible assets totaled $169,000 for fiscal year 2008.

The following table estimates amortization expense for the next five fiscal years (in thousands):

Fiscal years ending July 31,	Covenants Not-To-Compete	Technology License
2009	$ 37	$ 165
2010	37	165
2011	7	165
2012	–	165
2013	–	165
2014 and thereafter	–	1,684
	$ 81	$ 2,509

Note 4 – Short-Term Notes Payable

In January 2008, the Company increased its revolving credit facility with CoBank to $45 million from the prior facility of $25 million. This facility extends through January 15, 2009 and is collateralized by all assets of the Company. Interest on the revolving line is at the 7-day LIBOR rate subject to performance adjustments depending upon the Company's ratio of total debt to earnings before interest, taxes, depreciation and amortization or "EBITDA." The higher the ratio the higher the adjustment to the 7-day LIBOR rate within a range of 175 to 275 basis points above the 7-day LIBOR rate. Fixed interest rate options are also available. The primary purpose of the revolving credit facility is to finance inventory and receivables. The balances outstanding under the revolving credit arrangements totaled $25.8 million and $7.4 million as July 31, 2008 and 2007, respectively. The Company had $19.2 million and $17.6 million available for borrowings under line of credit agreements as of July 31, 2008 and 2007, respectively. Weighted average interest rates on short-term borrowings were 5.36%, 7.48% and 6.40% for the years ended July 31, 2008, 2007 and 2006, respectively.

Note 5 – Long-Term Debt

Information regarding long-term debt at July 31, 2008 and 2007 is as follows (in thousands):	**2008**	2007
Non-patronage term loan from CoBank due in annual principal installments of $1,200,000 through September 30, 2008, interest at 5.71%, collateralized by all assets of the Company	**$ 1,200**	$ 2,400
Senior Secured Guaranteed Notes, Series A, due in annual principal installments of $2,571,000 through August 1, 2008, interest at 8.04%, collateralized by all assets of the Company	**2,574**	5,145
Senior Secured Guaranteed Notes, Series B, due in annual principal installments of $1,000,000 through August 1, 2010, interest at 8.14%, collateralized by all assets of the Company	**3,000**	4,000
Term loan from CoBank due in quarterly installments of $500,000 for four quarters starting August 20, 2006 and of $1,100,000 quarterly thereafter through May 20, 2011, variable interest (7.07% at July 31, 2007; 4.43% at July 31, 2008), collateralized by all assets of the Company	**12,600**	17,000
Term loan from CoBank due in quarterly installments of $1,350,000 for fourteen quarters starting May 2011 and a $1,100,000 final payment on November 20, 2014, variable interest (7.07% at July 31, 2007; 4.43% at July 31, 2008), collateralized by all assets of the Company	**20,000**	20,000
Capital lease, five year term through March 31, 2012, fixed interest at 6.98%	**1,307**	1,617
Total long-term debt	**40,681**	50,162
Less current portion	**9,507**	9,481
Net long-term debt	**$ 31,174**	$ 40,681

Aggregate future maturities required on long-term debt and capital leases are as follows (in thousands):

Years ending July 31,	
2009	$ 9,507
2010	5,756
2011	6,532
2012	5,636
2013	5,400
Thereafter	7,850
	$ 40,681

The Company has a $1,200,000 letter of credit commitment with CoBank, securing the non-patronage loan from CoBank. The letter of credit commitment is subject to a commitment fee of 1.0% on an annualized basis and expires December 31, 2008. Advances on the letter of credit commitment are payable on demand.

The Company's debt agreements with CoBank and the institutional note holders obligate the Company to maintain or achieve certain amounts of equity and financial ratios and impose restrictions on the Company. The Company was in compliance with these financial covenants as of July 31, 2008.

The Company incurred $3,849,000, $3,013,000 and $2,960,000 of interest on long and short-term debt and other obligations in fiscal years 2008, 2007 and 2006, respectively, of which $9,000, $109,000 and $243,000 was capitalized in the respective periods. Patronage income from CoBank of $225,000, $132,000 and $144,000 was netted against interest expense on the statement of operations for the years ended July 31, 2008, 2007 and 2006, respectively.

On February 14, 2007 the Company entered into a $20 million term loan agreement with CoBank to partially fund a tender offer to purchase up to 3,920,000 shares of the Company's common stock at $10.00 per share in cash. Availability under the term loan was contingent upon at least 50% of the aggregate purchase price of the shares in the tender offer coming from proceeds of the sale of equity securities to MVC Capital, Inc. and La Bella Holdings LLC. The Company must repay this term loan in quarterly installments beginning in May 2011 and concluding in November 2014. Interest on the term loan is at the 7-day LIBOR rate subject to performance adjustments depending upon the Company's ratio of total debt to EBITDA. The higher the ratio the higher the adjustment to the 7-day LIBOR rate within a range of 175 to 275 basis points above the 7-day LIBOR rate. Fixed interest rate options are also available.

Note 6 – Stockholders' Equity

The Company is authorized to issue 75,000,000 shares of Common Stock, $.01 par value per share, 533 shares of Series A Preferred Stock, $100 par value per share, 525 shares of Series B Preferred Stock, $100 par value per share, 2,731 shares of Series C Preferred Stock, $100 par value per share, 11,340,841 shares of Series D Delivery Preferred Stock, $.01 par value per share, 130,000 shares of Series E Junior Participating Preferred Stock, $.01 par value per share, 2,100,000 shares of Series F Convertible Preferred Stock, $.01 par value per share and 11,425,370 shares of undesignated preferred stock, $.01 par value per share.

Holders of Series C Preferred Stock shall receive payment of a non-cumulative annual dividend at the rate of 6% of the $100 par value on each share of Series C Preferred Stock. Each share of Series C Preferred Stock is convertible into 24 shares of Common Stock and 24 shares of Series D Delivery Preferred Stock of the Company. The conversion ratio shall be proportionately adjusted at any time the outstanding shares of Common Stock are increased or decreased without payment by or to the Company or the Company's shareholders.

Each share of Series D Delivery Preferred Stock of the Company gives its holder the privilege, but not the obligation, to deliver one bushel of durum wheat to the Company each year on a "first-come, first-served" basis. Because the privilege of a holder of Series D Delivery Preferred Stock to deliver durum wheat to the Company only arises if the Company requires durum, the privilege is not absolute. Holders of Series D Delivery Preferred Stock will be entitled to receive, if and when declared by the Board of Directors, a non-cumulative annual dividend of up to $.04 per share on each share of Series D Delivery Preferred Stock held by such holder. The Company must pay holders of Series D Delivery Preferred Stock a dividend of at least $.01 per share before paying any dividends on Common Stock.

Holders of Series F Convertible Preferred Stock have the right, exercisable at any time upon sixty-five (65) days' written notice to the Company, to convert any number of the holder's shares of Series F Preferred Stock into an equal number of shares of the Company's Common Stock, par value $.01 per share. Series F Convertible Preferred Stock shall not carry the right to vote on matters submitted to the vote of the shareholders of the Company. Except as otherwise provided, the Series F Preferred Stock shall have all rights of the Common Stock, including but not limited to any rights to dividends or to distributions upon liquidation.

The Board of Directors of the Company adopted a Rights Plan that became effective July 1, 2002. Under the Rights Plan, the Board of Directors of the Company has declared a dividend of one purchase right (a "Right") for each outstanding share of Common Stock held. Each Right will entitle the holder to purchase from the Company one-hundredth of one share of Series E Junior Participating Preferred Stock at a specified price, subject to certain adjustments. The Rights will not become exercisable, and will not be transferable apart from the Company's shares of Common Stock, until a person or group has acquired 15% or more of the Company's Common Stock or has commenced a tender or exchange offer for 15% or more of the Company's Common Stock. In those events, each Right will entitle the holder (other than the acquiring person or group) to receive, upon exercise, common shares of either the Company or the acquiring company having value equal to two times the exercise price of the Right. The Rights issued under the Rights Plan will be redeemable by the Company's Board of Directors in certain circumstances and will expire ten years from the date of adoption.

On May 10, 2007, the Company closed the sale of 1 million shares of Series F Convertible Preferred Stock to MVC Capital, Inc. ("MVC") and the sale of 1 million shares of common stock to LaBella Holdings, LLC at a purchase price of $10.00 per share. The Company also received $20 million in loan proceeds under a term loan agreement with CoBank. With the net proceeds of $38.8 million from these financing transactions and working capital provided by the Company, Dakota Growers purchased 3,917,519 shares of common stock that had been properly tendered to the Company at $10.00 per share net in cash pursuant to the Company's tender offer, which expired on April 27, 2007.

On December 20, 2007, the Company's Board of Directors authorized the payment of non-periodic dividends of 1 cent per share on its Series D Delivery Preferred Stock, 16 cents per share on its Common Stock and 16 cents per share on its Series F Convertible Preferred Stock, payable on January 15, 2008 to shareholders of record as of December 31, 2007.

On December 14, 2006, the Company's Board of Directors authorized the payment of non-periodic dividends of 1 cent per share on its Series D Delivery Preferred Stock and 14 cents per share on its Common Stock, payable on January 3, 2007 to shareholders of record as of December 20, 2006.

On December 15, 2005, the Company's Board of Directors authorized the payment of non-periodic dividends of 4 cents per share on its Series D Delivery Preferred Stock and 4 cents per share on its Common Stock, payable on January 10, 2006 to shareholders of record as of December 19, 2005.

Note 7 – Employee Benefit Plans

Dakota Growers Pasta Company, Inc. and Primo Piatto, Inc. have a 401(k) plan that covers employees who have met age and service requirements. The plan covers employees who have reached 18 years of age and who have completed 500 hours of service within six months. The Company matches 100% on the first 3% of the employees' elected deferral and 50% on the next 2%. Employer contributions to the plan totaled $706,000, $537,000 and $499,000 for the years ended July 31, 2008, 2007 and 2006, respectively.

Primo Piatto, Inc. was also required to contribute to a multi-employer pension plan covering certain hourly employees subject to a collective bargaining agreement. Such employees could also participate in the 401(k) plan but were excluded from amounts contributed by Primo Piatto. Contributions to the pension plan for the years ended July 31, 2008, 2007 and 2006 totaled $1,637,000, $106,000 and $83,000, respectively.

The Company reached an agreement on January 16, 2008 with the Teamsters Local No. 120, affiliated with the International Brotherhood of Teamsters, on a three-year contract covering the period from December 1, 2007 through December 1, 2010. The contract allows the Company to withdraw employees from the Central States Southeast and Southwest Areas Pension Fund (the "Fund"), a multi-employer pension plan. The withdrawal liability totaled $1,573,000 with an additional $124,000 payment into the Company's 401(k) plan for non-vested employee amounts in the Fund. The Company recorded a $1,697,000 non-recurring pre-tax charge for the year ended July 31, 2008 to reflect these costs associated with the withdrawal from the Fund. There were no payments made on the $1,573,000 withdrawal liability as of July 31, 2008 and that amount was included in accounts payable in the Company's consolidated financial statements.

Note 8 – Income Taxes

Significant components of the Company's deferred tax assets and liabilities as of July 31, 2008 and 2007 related to temporary differences are as follows (in thousands):

	2008	2007
Deferred tax assets		
Accounts receivable allowances	**$ 504**	$ 409
Accrued expenses and other reserves	**549**	695
Total deferred tax assets	**1,053**	1,104
Deferred tax liabilities		
Property, equipment and other assets	**(14,119)**	(13,264)
Other	**–**	(210)
Net deferred tax liabilities	**$ (13,066)**	$ (12,370)

Classified in the accompanying balance sheets as follows:

	2008	2007
Current assets	**$ 1,053**	$ 1,104
Noncurrent liabilities	**(14,119)**	(13,474)
Net deferred tax liabilities	**$ (13,066)**	$ (12,370)

Management believes it is more likely than not that the deferred tax assets as of July 31, 2008 will be realized through the generation of future taxable income and tax planning strategies.

Income tax expense for the years ended July 31, 2008, 2007 and 2006 consists of the following (in thousands):

	2008	2007	2006
Current income tax expense	**$ 4,684**	$ 2,851	$ 1,795
Deferred income taxes	**696**	908	998
Income tax expense	**$ 5,380**	$ 3,759	$ 2,793

The reconciliation of the federal statutory income tax rate to the effective income tax rate for the years ended July 31, 2008, 2007 and 2006 is as follows:

	2008	2007	2006
Federal statutory income tax rate	**34.0%**	34.0%	34.0%
State income taxes, net of federal income tax effect	**5.0**	5.0	5.0
Other	**(2.3)**	(2.7)	–
Effective income tax rate	**36.7%**	36.3%	39.0%

The Company adopted the provisions of FASB Interpretation No. 48 "Accounting for Uncertainty of Income Taxes - An Interpretation of FASB Statement No. 109" ("FIN 48") on August 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. As a result of the implementation of FIN 48, the Company recorded no increase in the liability for unrecognized tax benefits and the balance of unrecognized tax benefits was zero at August 1, 2007 and as of July 31, 2008.

The Company has adopted the accounting policy that interest recognized in accordance with Paragraph 15 of FIN 48 and penalty recognized in accordance with Paragraph 16 of FIN 48 are classified as part of income taxes. The total amount of interest and penalty recognized in the statements of financial position and statements of operations was zero as of August 1, 2007 and July 31, 2008. The Company does not anticipate any significant change within 12 months of this reporting date of its uncertain tax positions. The Company is subject to taxation in the United States and various state jurisdictions. There are no ongoing income tax examinations by taxing authorities at this time. The Company's various tax years starting 2003 to 2008 remain open in various taxing jurisdictions.

Note 9 – Fair Value of Financial Instruments

The fair value of a financial instrument is generally defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. Quoted market prices are generally not available for the Company's financial instruments. Accordingly, fair values are based on judgments regarding anticipated cash flows, future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates involve uncertainties and matters of judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The carrying amount of cash and cash equivalents, receivables, payables, short-term debt and other current assets and liabilities approximates fair value because of the short maturity and/or frequent repricing of those instruments.

The Company believes it is not practical to estimate the fair value of the securities of non-subsidiary cooperatives without incurring excessive costs because there is no established market for these securities and it is inappropriate to estimate future cash flows, which are largely dependent on future patronage earnings of the non-subsidiary cooperatives.

Based upon current borrowing rates with similar maturities, the fair value of the long-term debt approximates the carrying value as of July 31, 2008 and 2007.

Note 10 – Operating Leases

The Company leases equipment and office space under operating lease agreements. Future obligations for operating leases for fiscal years ended July 31 are as follows (in thousands):

Year ending July 31:	
2009	$ 454
2010	248
2011	153
2012	92
2013	39
Thereafter	–
	$ 986

Lease expense totaled $521,000, $1,138,000 and $1,462,000 for the years ended July 31, 2008, 2007 and 2006, respectively.

Note 11 – Capital Lease

On March 30, 2007, the Company entered into a lease agreement for certain pasta equipment, which had previously been accounted for in a sale-leaseback transaction as discussed in Note 12, valued at $1.75 million. The equipment lease, which has a term of 5 years expiring on March 31, 2012, is classified as a capital lease.

The following is a schedule of the future minimum lease payments under the capital lease together with the present value of the net minimum lease payments as of July 31, 2008 (in thousands):

Year ending July 31:	
2009	$ 413
2010	413
2011	413
2012	241
Later Years	–
Total minimum lease payments	1,480
Less: Amount representing interest	(173)
Present value of net minimum lease payments	$ 1,307

The equipment is being depreciated over its estimated useful economic life.

Certain pasta equipment under capital lease at July 31, 2008 and 2007 is as follows (in thousands):

	2008	2007
Equipment	**$ 1,750**	$ 1,750
Less: Accumulated depreciation	**(233)**	(58)
Total	**$ (1,517)**	$ (1,692)

Note 12 – Sale-Leaseback

The Company entered into a sale-leaseback transaction effective March 29, 2002, for certain pasta production equipment. Proceeds from the sale totaled $5 million. The lease, which was classified as operating, set forth an initial term of five years and called for lease payments of $72,000 per month. At the end of the initial lease term, the Company could renew the lease at fair rental value, terminate the lease and surrender the equipment with the payment of a 10% of equipment cost remarketing fee, or purchase the equipment for $1,750,000. The Company realized a gain on the sale of $255,000, which was deferred and was amortized in proportion to the gross rentals charged to expense over the five-year lease term. The Company entered into a capital lease for this pasta production equipment on March 30, 2007 for $1.75 million as discussed in Note 11.

Note 13 – Commitments and Contingencies

The Company forward contracts for a certain portion of its future durum wheat requirements. At July 31, 2008, the Company had outstanding commitments for grain purchases totaling $33,073,000 related to forward purchase contracts. These contracts are set price contracts to deliver grain to the Company's mill, and are not derivative in nature as they have no net settlement provision and are not transferable.

Pursuant to certain warehouse agreements, the Company is obligated to minimum monthly storage and handling amounts totaling $2,425,000, $1,019,000, $973,000, $554,000 and $554,000 for the years ending July 31, 2009, 2010, 2011, 2012 and 2013, respectively.

The Company is subject to various lawsuits and claims which arise in the ordinary course of its business. While the results of such litigation and claims cannot be predicted with certainty, management believes the disposition of all such proceedings, individually or in aggregate, should not have a material adverse effect on the Company's financial position, results of operations or cash flows.

Note 14 – Stock Option Plans

On January 31, 1997 the Company's Compensation Committee of the Board of Directors (the "Compensation Committee") adopted the Dakota Growers Incentive Stock Option Plan (the "Plan"). The Plan was ratified by the Company's members at the annual meeting in January 1998. The Compensation Committee or the Board of Directors has the power to determine the key management employees of the Company to receive options and the number of shares to be optioned to each of the employees. Options granted under the Plan are for the purchase of Series C Convertible Preferred Stock at fair market value, which were convertible into Equity Stock as a cooperative, and are now convertible into Common Stock and Series D Delivery Preferred Stock as a corporation at the option of the employee, under the applicable conversion ratio. The maximum number of preferred shares that may be issued pursuant to options granted under the Plan is 15,000, all of which have been issued. Each share of Series C Preferred Stock is convertible into 24 shares of Common Stock and 24 shares of Series D Delivery Preferred Stock of the Company. The conversion ratio is proportionately adjusted if the Company increases the outstanding shares of Common Stock or Series D Delivery Preferred Stock, as applicable, without payment by or to the Company or the Company's shareholders for such additional shares (e.g. stock split, stock dividend or other action). Options granted under the Plan must be exercised within ten years from the date such options are granted. In the event of the employee's termination with the Company, all exercisable options may be exercised within 90 days of the termination date. If not exercised, such options lapse.

The Company's 2002 Stock Option Plan (the "2002 Plan") was adopted by the Board of Directors on November 21, 2002. All options granted under the 2002 Plan are non-qualified stock options and are for the purchase of the Company's Common Stock. The maximum number of shares of Common Stock that may be issued pursuant to options granted under the 2002 Plan is 294,456 shares, all of which have been issued. Stock options granted under the 2002 Plan expire 10 years from the date of grant.

On November 21, 2002 the Board of Directors adopted the Dakota Growers Pasta Company, Inc. 2003 Stock Option Plan (the "2003 Plan"), which was approved by the Company's shareholders at the Annual Meeting on January 11, 2003. The 2003 Plan covers 500,000 shares of the Company's Common Stock. Participation in this Plan shall be limited to officers, directors, employees, vendors or consultants of the Company or any subsidiary of the Company. Options granted under the 2003 Plan may be incentive stock options (as defined under Section 422 of the Code) or non-qualified stock options, as determined by the 2003 Plan administrator at the time of grant of an option and subject to the applicable provisions of Section 422 of the Code and the regulations promulgated there under. The stock options generally expire 10 years from the date of grant. If the employment of the Optionee is terminated by any reason other than his or her death or disability, all exercisable options may be exercised within 90 days of the termination date. If not exercised, such options lapse.

The following tables set forth information regarding stock options outstanding and exercisable:

	Options to purchase Series C Convertible Preferred Stock			
	Number of Series C Convertible Preferred Shares	Option Price per Share	Weighted Average Exercise Price	Exercisable
Outstanding at July 31, 2005	2,731	$100-$150	$112.56	2,731
Exercised	–			
Granted	–			
Forfeited/Expired	(754)	$100	$100.00	
Outstanding at July 31, 2006	1,977	$100-$150	$117.35	1,977
Exercised	–			
Granted	–			
Forfeited/Expired	–			
Outstanding at July 31, 2007	1,977	$100-$150	$117.35	1,977
Exercised	–			
Granted	–			
Forfeited/Expired	–			
Outstanding at July 31, 2008	1,977	$100-$150	$117.35	1,977

	Options to purchase Common Stock			
	Number of Common Shares	Option Price per Share	Weighted Average Exercise Price	Exercisable
Outstanding at July 31, 2005	374,980	$4.25-$6.25	$5.82	334,722
Exercised	–			
Granted	141,256	$4.00	$4.00	
Forfeited/Expired	(130,399)	$4.00-$6.25	$5.81	
Outstanding at July 31, 2006	385,837	$4.00-$6.25	$5.16	242,517
Exercised	(5,550)	$4.00	$4.00	
Granted	272,726	$5.00	$5.00	
Forfeited/Expired	–			
Outstanding at July 31, 2007	653,013	$4.00-$6.25	$5.10	317,243
Exercised	–			
Granted	–			
Forfeited/Expired	–			
Outstanding at July 31, 2008	653,013	$4.00-$6.25	$5.10	485,128

Effective August 1, 2005, the Company adopted Statement of Financial Accounting Standard No. 123 (revised 2004), "Share Based Payment" (SFAS No. 123R). Under SFAS No. 123R, the Company is required to recognize, as expense, the estimated fair value of all share based payments to employees. In accordance with this standard, the Company has elected to recognize the compensation cost of all service based awards on a straight-line basis over the vesting period of the award. Performance based awards are recognized ratably for each vesting tranche. For the years ended July 31, 2008, 2007 and 2006, the Company recorded stock-based employee compensation expense of $160,000, $210,000 and $65,000, respectively.

The fair value of the stock options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: 2007 – risk free interest rate of 4.7%, expected dividend yield of 1.0%, expected life of 5 years and volatility of 25%; 2006 - risk free interest rate of 4.4%, expected dividend yield of 1.0%, expected life of 5 years and volatility of 30%.

A summary of the status of the Company's issued but nonvested stock options as of July 31, 2008, and changes during the year ended July 31, 2008, is presented below:

Nonvested Stock Options	Common Shares	Weighted-Average Grant-Date Fair Value
Nonvested at July 31, 2007	335,770	$ 4.81
Granted	–	
Vested	(167,885)	$ 4.81
Forfeited/Expired	–	
Nonvested at July 31, 2008	167,885	$ 4.81

As of July 31, 2008, there was approximately $137,000 of total unrecognized compensation cost related to nonvested employee stock options. That cost is expected to be recognized over a period of 1.25 years.

Note 15 – Related Party Transactions

Amounts due from executive officers totaled $47,000 as of July 31, 2008 and 2007.

Jeffrey Topp, a director of the Company, sold wheat to the Company through an affiliated entity in fiscal year 2008. Those sales totaled $263,000 at current market prices and the Company had a commitment to purchase wheat totaling $386,000 from Mr. Topp and/or his affiliated entity as of July 31, 2008.

In May 2007, the Company paid MVC Financial Services, Inc. and LaBella Holdings LLC $200,000 each in closing fees. The payments were based on 2% of the issuance of 1,000,000 shares of series F preferred stock at $10 per share and 1,000,000 shares of common stock at $10 per share. See Note 6 – Stockholders' Equity. MVC Financial Services, Inc. is an affiliate of MVC Capital, Inc., a holder of 5% or greater of the Company's Common Stock. Michael T. Tokarz, a director of the Company, is a stockholder and Chairman of MVC Capital, Inc. LaBella Holdings LLC is a holder of 5% or greater of the Company's Common Stock. Richard Thompson, a director of the Company, is a managing member of LaBella Holdings LLC.

Note 16 – Continued Dumping And Subsidy Offset Act of 2000

U.S. Customs and Border Protection ("Customs") has distributed antidumping and countervailing duties assessed on certain pasta imported from Italy and Turkey to affected domestic producers pursuant to the Continued Dumping and Subsidy Offset Act of 2000 (the "Offset Act"), which was enacted in October 2000. The Company received payments in the amount of $2,200,000, $1,300,000 and $1,103,000 in December 2007, 2006 and 2005, respectively, under the Offset Act. The net proceeds received under the Offset Act have been classified as Other Income on the Income Statement. The Company cannot reasonably estimate the potential amount, if any, that it may receive under the Offset Act in future periods as any such amount will be based upon future events over which the Company has little or no control, including but not limited to federal legislation, the amount of expenditures by domestic pasta producers and the amount of antidumping and countervailing duties collected by Customs. The Act, also known as the Byrd Amendment, has been repealed and therefore, duties assessed on pasta imports after September 30, 2007 will no longer be distributed to domestic producers. However, amounts collected (whether such collections occur before or after September 30, 2007) related to duties assessed on pasta entries prior to September 30, 2007, are expected to be available for future distribution to domestic producers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Continued

Note 17 – Quarterly Financial Data (Unaudited)

Summary quarterly results are as follows (in thousands, except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended July 31, 2008:				
Net revenues	$ 54,802	$ 61,990	$ 78,538	$ 84,869
Gross profit	8,513	6,138	7,715	11,124
Operating income	3,744	1,372	3,418	7,506
Net income	1,816	1,461	1,741	4,273
Basic net earnings per common share	0.18	0.12	0.17	0.41
Year ended July 31, 2007:				
Net revenues	$ 48,933	$ 47,174	$ 46,084	$ 48,871
Gross profit	6,073	5,102	6,834	7,478
Operating income	2,831	1,626	3,646	4,411
Net income	894	1,497	1,882	2,335
Basic net earnings per common share	0.07	0.11	0.14	0.20

The above quarterly financial data is unaudited, but in the opinion of management, all adjustments necessary for a fair presentation of the selected data for these interim periods presented have been included.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee, Board of Directors and Stockholders
Dakota Growers Pasta Company, Inc.
Carrington, North Dakota

We have audited the accompanying consolidated balance sheets of Dakota Growers Pasta Company, Inc. and Subsidiaries as of July 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years ended July 31, 2008, 2007, and 2006. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dakota Growers Pasta Company, Inc. and Subsidiaries as of July 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years ended July 31, 2008, 2007, and 2006, in conformity with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

Minneapolis, Minnesota
October 27, 2008

Board Of Directors


John S. Dalrymple III


John D. Rice Jr.


Curtis R. Trulson


Eugene J. Nicholas


Roger A. Kenner


Jeffrey O. Topp


Michael E. Warner


Michael T. Tokarz


James F. Link


Richard C. Thompson


Allyn K. Hart

Board Committees

Compensation Committee
John S. "Jack" Dalrymple III
Curtis R. Trulson
Michael E. Warner

Audit Committee
Curtis R. Trulson
John S. "Jack" Dalrymple III
Michael E. Warner

Nomination Committee
John S. "Jack" Dalrymple III
John D. Rice Jr.
Timothy J. Dodd

Policy Committee
Allyn K. Hart
Curtis R. Trulson
James F. Link

Executive Officers

Timothy J. Dodd, President and Chief Executive Officer
Edward O. Irion, Chief Financial Officer

Corporate Information

Corporate Headquarters
Dakota Growers Pasta Company, Inc.
One Pasta Avenue, Carrington, ND 58421
701-652-2855

Auditors
Eide Bailly LLP
Minneapolis, MN

Inquiries Regarding Your Stock Holdings
CUSIP # 23422 P106

Registered Shareholders (shares held by you in your name) should address communications concerning statements, dividend payments, address changes, lost certificates and other administrative matters to:

Wells Fargo Bank Minnesota, N.A.
Shareholder Services
161 North Concord Exchange
South St. Paul, MN 55075
Customer Service: 1-800-468-9716
website: www.wellsfargo.com/shareownerservices

When inquiring about your stockholdings, please mention Dakota Growers Pasta Co., your name, Social Security number, address and telephone number.

Beneficial Shareholders (shares held by your broker in the name of the brokerage house) should direct communications on all administrative matters to your stockbroker.

Annual Meeting
January 10, 2009
Registration 11 a.m., Meeting 1 p.m.
Lake Region State College
1801 College Drive North
Devils Lake, ND 58301

Form 10-K
A copy of the Company's 2008 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available through the Company's website or SEC's EDGAR system at www.sec.gov. It will also be furnished without charge upon written request to:

Investor Relations
Dakota Growers Pasta Company, Inc.
One Pasta Avenue, Carrington, ND 58421
701-652-2855

Website
www.dakotagrowers.com

Originally organized in 1991 as a cooperative of durum wheat growers, Dakota Growers Pasta Company, Inc. continues as the third largest producer of dry pasta products in North America. Dakota Growers is the leading supplier of retail store brand pasta and a leader in the foodservice and ingredient pasta markets. Processing plants are located in Carrington, North Dakota and New Hope, Minnesota. The Company employs approximately 433 people.

One Pasta Avenue
Carrington, ND 58421
Phone: (701) 652-2855
Fax: (701) 652-3552
www.dakotagrowers.com

END